HONGLI GROUP INC.

February 25, 2022

Via Edgar

Mr. Jeff Kauten

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hongli Group Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed January 31, 2022 File No. 333-261945

Dear Mr. Jeff Kauten:

This letter is in response to the letter dated February 7, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement is being filed to accompany this letter.

Amendment 1 to Registration Statement on Form F-1

Cover Page

1.	Please explain further what is meant by your revised disclosures both here and on page 22 where you state “…if either there is any regulatory change or step taken by PRC regulators that does not permit RBSM LLP to provide audit decimations located in China or Hong Kong to the PCAOB for inspection or investigation or the PACOB expands the scope of the Determination so that we are subject to the HFCA Act…” Clarify what is meant by “audit decimations” and correct the reference to the “PACOB.”

RESPONSE: In response to the Staff’s comments, we made the revisions to the cover page and page 22 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 79:

2.	We note from your revised disclosure to comment 5 that you anticipate finalizing the loan with Bank of Weifang by the end of March 2022. Please revise your disclosures on page 85 and elsewhere to state when Hongli Shandong submitted the loan application. In this regard, since the August 9, 2021 amendment to your draft registration statement you have indicated that you “just submitted” the loan application.

RESPONSE: In response to the Staff’s comments, we made the revisions to the page 31, 64, 85, 86, 108 and F-52 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[signature page follows]

Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

CC:	Arila Zhou, Esq.
Robinson & Cole LLP

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